RIVERSOURCE STRATEGY SERIES, INC.

EXHIBIT 77C

RESULTS OF MEETING OF SHAREHOLDERS

RIVERSOURCE SMALL CAP ADVANTAGE FUND (THE FUND)
SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 2, 2009
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.

To approve an Agreement and Plan of Reorganization between the Fund and Seligman Smaller-Cap Value Fund, a series of Seligman Value Fund Series, Inc.

DOLLARS VOTED "FOR"   DOLLARS VOTED "AGAINST"    ABSTENTIONS    BROKER NON-VOTES
-------------------   -----------------------   -------------   ----------------
  75,701,160.265           4,425,240.707        4,887,829.119        0.000